Exhibit (1)(ttt)

VOYA PARTNERS, INC.

ARTICLES OF AMENDMENT

VOYA PARTNERS, INC., a Maryland corporation registered as an open-end investment company under the Investment Company Act of 1940, as amended (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Corporation desires to, and does hereby, amend its charter (the "Charter") as currently in effect as follows:

Article SIXTH (e) is amended and replaced in its entirety as follows:

Liquidation. In the event of liquidation of the corporation or of any Portfolio, the Shareholders of the Portfolio shall be entitled to receive when and as authorized by the Board of Directors and declared by the Corporation, the excess of the assets belonging to the Portfolio over the liabilities belonging to it. The Shareholders of such Portfolio shall not be entitled thereby to any distribution upon liquidation of any other Portfolio. The assets so distributable to the Shareholders of the Portfolio shall be distributed among such Shareholders in proportion to the number of Shares of the Portfolio or class of the Portfolio (as applicable) held by them and recorded on the books of the Corporation. The liquidation of any particular Portfolio or class of Shares of the Corporation in which there are Shares then outstanding shall be authorized by the affirmative vote of a majority of the directors then in office and shall not require the approval of the holders of the outstanding Shares, unless such approval is required under the 1940 Act.

Article SIXTH (j) is amended and replaced in its entirety as follows:

Redemption by the Corporation. The Board of Directors may cause the Corporation to redeem at net asset value all or any proportion of the outstanding Shares of any Portfolio or class from a holder (1) upon such conditions with respect to the maintenance of shareholder accounts of a minimum amount as may from time to time be established by the Board of Directors in its sole discretion or (2) upon such conditions established by the Board of Directors in its sole discretion, for any other purpose, including, without limitation, a reorganization or liquidation of one or more Portfolios or classes. Payment for Shares redeemed at the option of the Corporation may be made wholly or partly in cash or portfolio securities of the Corporation and, in the case of a reorganization, shares of another Portfolio or class of Shares of the Corporation or equity interests in another legal entity.

SECOND: The amendment to the Charter herein set forth was duly approved by a majority of the entire Board of Directors of the Corporation and is limited to a change expressly authorized by Section 2-604(b) of the Maryland General Corporation Law to be made without action by the stockholders.

THIRD: The foregoing amendment shall be effective when the State Department of Assessments and Taxation accepts these Articles of Amendment for record.

The undersigned Senior Vice President acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Senior Vice President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Senior Vice President and witnessed by its Secretary on this 19th day of March, 2024.

WITNESS:	VOYA PARTNERS, INC.
/s/ Joanne F. Osberg_________________	/s/ Todd Modic_____________
Name: Joanne F. Osberg	Name: Todd Modic
Title: Senior Vice President and Secretary	Title: Senior Vice President

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